Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated February 4, 2014 to Prospectus dated December 28, 2011

Registration No. 333-178772

VIRGINIA ELECTRIC AND POWER COMPANY

FINAL TERM SHEET

February 4, 2014

	2014 Series A 3.45% Senior Notes Due 2024	2014 Series B 4.45% Senior Notes Due 2044

Principal Amount:	$350,000,000	$400,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	A2 (stable outlook)/ A- (stable outlook)/ A- (stable outlook)	A2 (stable outlook)/ A- (stable outlook)/ A- (stable outlook)

Trade Date:	February 4, 2014	February 4, 2014

Settlement Date:	February 7, 2014	February 7, 2014

Final Maturity Date:	February 15, 2024	February 15, 2044

Interest Payment Dates:	February 15 and August 15	February 15 and August 15

First Interest Payment Date:	August 15, 2014	August 15, 2014

Make-Whole Call:	T+15 bps prior to November 15, 2023	T+15 bps prior to August 15, 2043

Par Call:	On or after November 15, 2023	On or after August 15, 2043

Treasury Benchmark:	2.750% due November 15, 2023	3.625% due August 15, 2043

Benchmark Yield:	2.624%	3.598%

Spread to Benchmark:	+85 bps	+90 bps

Reoffer Yield:	3.474%	4.498%

Coupon:	3.45%	4.45%

Price to Public:	99.798%	99.212%

Proceeds to Company Before Expenses:	99.148%	98.337%

CUSIP/ISIN:	927804FQ2/US927804FQ23	927804FR0/US927804FR06

Capitalization:	The Company’s total actual capitalization at September 30, 2013 for purposes of the table shown on page S-9 of the preliminary prospectus supplement for this offering was $18,491 (in millions).

Recent Developments:	On February 4, 2014, the Company filed a Current Report on Form 8-K, which is incorporated by reference in the preliminary prospectus supplement for this offering, disclosing that Mr. Ashwini Sawhney will retire as Vice President, Controller and Chief Accounting Officer of the Company, effective April 1, 2014. The Company also announced that Ms. Michele L. Cardiff will succeed, subject to approval by the Company’s Board of Directors, Mr. Sawhney upon his retirement. Ms. Cardiff is currently Vice President – Accounting of Dominion Resources Services, Inc., an affiliate of the Company. Prior to her current position, Ms. Cardiff served as Vice President and General Auditor of Dominion Resources Services, Inc. and in several other accounting positions with affiliates of the Company.

Joint Book-Running Managers:	BNP Paribas Securities Corp., Deutsche Bank Securities Inc. and UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated February 4, 2014, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll free)
UBS Securities LLC	1-877-827-6444, ext. 5613884 (toll free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.